# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MINERALRITE Corp, CIK 0001096296
CUSIP: 60314D601
Title of class of securities: Series NMC Preferred
Address of issuer's principal executive offices: 325 N. ST. PAUL STREET, SUITE 3100, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 05/06/2026
Filed by CIK 0002069861
Persons authorized to receive notices and communications: Lloyd B. Hendricks III, C/O Abstract Concepts 1618, LLC, 300 E. Main St., Suite 3, Carbondale, Illinois (IL), 62901, 618-534-1681

## Reporting persons
- Hendricks Lloyd Bernard III (CIK 0002069861): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,900,000; shared voting power 6,900,000; sole dispositive power 6,900,000; shared dispositive power 6,900,000; aggregate amount beneficially owned 6,900,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series NMC Preferred
Name of issuer: MINERALRITE Corp
Address of issuer's principal executive offices: 325 N. ST. PAUL STREET, SUITE 3100, DALLAS, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing: Lloyd B. Hendricks III
Residence or business address:
C/O Abstract Concepts 1618, LLC
300 E. Main St., Suite 3
Carbondale, IL, 62901
Present principal occupation or employment: Manager of Abstract Concepts 1618, LLC
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal and business assets.

## Item 4. Purpose of Transaction
Purpose of transaction: For investment purposes only. I do not exercise any management control of the company, though I do perform consulting services for the issuer through my company Abstract Concepts 1618, LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,900,000 representing 100% of the class of shares
Number of shares as to which each person has sole or shared power to vote or dispose: 6,900,000
Transactions in the class effected during the past sixty days: Acquired the shares in a private transaction through my juristic personas, pursuant to a contract dated 6 May 2026 at a price of $36.23 per share.
Other persons with the right to receive dividends or sale proceeds: No other person or persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Hendricks Lloyd Bernard III: /s/ Lloyd B. Hendricks III, Lloyd B. Hendricks III (06/10/2026)